Vascular Solutions, Inc.
6464 Sycamore Court North
Minneapolis, Minnesota 55369

September 11, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
100 F Street N.E.
Washington, D.C. 20549
Attn. Mr. Tom Jones

Re:	Vascular Solutions, Inc. Registration Statement on Form S–3
(File No. 333–189167)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vascular Solutions, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above–referenced Registration Statement on Form S–3 (the “Registration Statement”) be accelerated to 3:00 p.m. on Thursday, September 12, 2013 (Washington, D.C. time), or as soon as practicable thereafter.

The Registrant acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vascular Solutions, Inc.

/s/ Howard Root
Howard Root
Chief Executive Officer